Exhibit 99.1

Stockholm, Sweden	January 28, 2021

Calliditas announces termination of the proposed global offering

Calliditas Therapeutics AB (publ) (“Calliditas”) (Nasdaq OMX – CALTX; Nasdaq – CALT) today announced that despite significant interest, it will not pursue the previously announced proposed global offering due to deterioration in market conditions.

“This was an opportunistic capital raise against the backdrop of a strong overall market and communicated support from institutions. However, following the sudden and significant market deterioration seen yesterday, we no longer believe that it is in the interest of the company and its current shareholders to pursue the financing at this time,” said Renée Aguiar-Lucander, CEO of Calliditas Therapeutics.

“Calliditas is well capitalized with a cash runway into Q3 of 2022 and we believe there are financing options which are more attractive than an equity issuance in the present volatile market circumstances. This decision does not have any impact on the our previously communicated plans with regards to our operations or development pipeline.”

For further information, please contact:

Renée Aguiar-Lucander, CEO at Calliditas

Tel.: +46 722 52 10 06, e-mail: renee.lucander@calliditas.com

Marie Galay, Corporate Communications and IR

Tel.: +44 7955 129 845, e-mail: marie.galay@calliditas.com

The information in the press release is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact persons above, on January 28, 2021 at 2:40 p.m (CET).

About Calliditas

Calliditas Therapeutics is a specialty pharmaceutical company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is also planning to conduct clinical trials with NOX inhibitors in PBC and oncology. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and The Nasdaq Global Select Market (ticker: CALT).

Safe Harbor/Forward-Looking Statements

This announcement contains forward-looking statements, including as to the Company's capital requirements and expected cash runway. These statements are based on expectations in light of the information that is currently available, as well as assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to, domestic and international economic conditions, industry and market conditions, and changes of interest rate and currency exchange rate, in general, and completion and discontinuation of clinical trials, obtaining regulatory approvals, claims and concerns about product safety and efficacy, technological advances, domestic and foreign healthcare reforms, and changes of laws and regulations, in particular, with respect to Nefecon and setanaxib. Calliditas disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. This announcement contains information on pharmaceuticals (including pharmaceuticals under development) but is not intended to, and does not, make any representations, warranties or claims regarding the efficacy or effectiveness of these pharmaceuticals or provide medical advice of any kind.